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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                                Lante Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)
                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   516540 10 1
                    ----------------------------------------
                                 (CUSIP Number)
                                  L. Tim Pierce
                             Chief Financial Officer
                                 SBI and Company
                     2825 East Cottonwood Parkway, Suite 480
                            Salt Lake City, UT 84121
                                 (801) 733-3200

                                  Keith L. Pope
                      Parr, Waddoups, Brown, Gee & Loveless
                       185 South State Street, Suite 1300
                            Salt Lake City, UT 84111
                                 (801) 532-7840

               ---------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                       August 29, 2002; September 5, 2002
                    ----------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d01(f) or 240.13d-1(g), check the following box. o.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 516540 10 1
         ---------------


------------ ----------------------------------------------------------------------------------------------------------------
 1           Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

             SBI Holdings Inc.
             SBI and Company
------------ ----------------------------------------------------------------------------------------------------------------
 2           Check the Appropriate Box if a Member of a Group (See Instructions)

                     (a)     _________________

                     (b)     _________________
------------ ----------------------------------------------------------------------------------------------------------------
 3           SEC Use Only

------------ ----------------------------------------------------------------------------------------------------------------
 4           Source of Funds (See Instructions)

             AF
------------ ----------------------------------------------------------------------------------------------------------------
 5           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

------------ ----------------------------------------------------------------------------------------------------------------
 6           Citizenship or Place of Organization

             SBI Holdings Inc. is a Utah corporation
             SBI and Company is a Utah corporation

--------------------- -------- ----------------------------------------------------------------------------------------------
                       7       Sole Voting Power

                               1,000
   Number of          -------- ----------------------------------------------------------------------------------------------
     Shares             8      Shared Voting Power
  Beneficially
   Owned by                    -0-
      Each            -------- ----------------------------------------------------------------------------------------------
   Reporting           9       Sole Dispositive Power
     Person
      With                     1,000
                      -------- ----------------------------------------------------------------------------------------------
                      10       Shared Dispositive Power

                               -0-
------------ ----------------------------------------------------------------------------------------------------------------
11           Aggregate Amount Beneficially Owned by Each Reporting Person

             1,000
------------ ----------------------------------------------------------------------------------------------------------------
12           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                       / /

------------ ----------------------------------------------------------------------------------------------------------------
13           Percent of Class Represented by Amount in Row (11)

               100%
------------ ----------------------------------------------------------------------------------------------------------------
14           Type of Reporting Person (See Instructions)

               CO
------------ ----------------------------------------------------------------------------------------------------------------

      This Amendment No. 2 to the Schedule 13D of SBI Holdings Inc. and SBI and Company amends and supplements, and should be read in conjunction with, the
Schedule 13D and Amendment No. 1 thereto, both of which were filed on July 29, 2002.

CUSIP No.   516540 10 1
           ---------------------------


ITEM 1.  SECURITY AND ISSUER

         No change.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 is hereby amended and restated to delete all references to "SBI Acquisition Corp."

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby amended and restated as follows:

         On July 18, 2002, SBI and Company and SBI Acquisition Corp. entered into an Acquisition Agreement and Agreement and Plan of Merger (the "Acquisition Agreement") with Lante whereby SBI Acquisition Corp. would seek to acquire all of the outstanding Lante Shares. SBI Acquisition Corp. commenced a cash tender offer of $1.10 per share for all of the outstanding Lante Shares on July 31, 2002 and, on August 29, 2002, accepted for payment 36,597,153 of the Lante Shares (including 86,839 shares that were tendered pursuant to Notice of Guaranteed Delivery). On September 5, 2002, short-form merger documents were filed with the Secretary of State of the State of Delaware to complete a cash-out merger (the "Merger"), pursuant to which (i) all of the issued and outstanding Lante Shares owned immediately prior to the effective date of the Merger by SBI Acquisition Corp., SBI and Company, Lante or any of their respective subsidiaries or affiliates, were cancelled and extinguished, (ii) each issued and outstanding Lante Share not cancelled in accordance with (i) above was converted into the right to receive $1.10 per share, payable to the registered holder therefor, without interest, and (iii) each of the 1,000 shares of common stock of SBI Acquisition Corp. issued and outstanding immediately prior to the effective date of the Merger was converted into one Lante Share. Lante was the surviving corporation of the Merger and, pursuant to the terms of the Merger, became a wholly-owned subsidiary of SBI and Company.

         In connection with the cash-out merger, the Board of Directors and officers of SBI Acquisition Corp. became the Board of Directors and officers of Lante. The Lante Shares were delisted from trading on the Nasdaq National Market and the Lante Shares will be de-registered under the Securities Exchange Act of 1934, as amended, ending Lante's obligation to file reports with the Securities and Exchange Commission.

         The funds necessary to complete the above-described transactions totaled approximately $42.7 million. The primary source of such funds was a loan to SBI Holdings Inc., the parent corporation of SBI and Company, made by funds or accounts managed by Cerberus Capital Management, L.P., pursuant to a Financing Commitment Letter (the "Financing Letter"), dated July 18, 2002. Cerberus Capital Management, L.P. is an affiliate of Madeleine L.L.C., which is the majority shareholder of SBI Holdings Inc. The Financing Letter provides for a loan in the principal amount of $42 million, which bears interest at 15% per annum. The loan is unsecured and is due upon the earlier of 120 days after the borrowing or five business days following consummation of the cash-out merger.

ITEM 4.  PURPOSE OF TRANSACTION

         No change.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended and restated as follows:

         (a) and (b) SBI and Company is the record and beneficial owner of 1,000 Lante Shares, which represents 100% of the outstanding Lante Shares. SBI and Company has the sole power to vote, direct the vote, dispose of and direct the disposition of 1,000 Lante Shares.

         (c)      See Item 3 above.

CUSIP No.   516540 10 1
           ------------------------

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,000 Lante Shares beneficially owned by SBI and Company.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         No change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         No change.

CUSIP No.   516540 10 1
           ------------------------

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         SBI HOLDINGS INC., a Utah corporation

 9/10/02                                 By:  /s/ L. TIM PIERCE
--------------------------                    --------------------------------
Date                                              L. Tim Pierce, Chief
                                                  Financial Officer


                                         SBI AND COMPANY, a Utah corporation

9/10/02                                  By:  /s/ L. TIM PIERCE
--------------------------                    --------------------------------
Date                                              L. Tim Pierce, Chief
                                                  Financial Officer